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                             CONECTISYS CORPORATION
                       24307 Magic Mountain Parkway, Suite 41
                            Valencia, California 91355

November 9, 2006

VIA FACSIMILE (202) 772-9205 AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, DC 20549
Attention: Mr. Paul Fischer

        Re:     ConectiSys Corporation, Registration No. 333-137204

Ladies and Gentlemen:

        The Securities and Exchange Commission is hereby notified that ConectiSys Corporation (the "Company") requests pursuant to Rule 461(a) of Regulation C that Amendment No. 2 to Registration Statement on Form SB-2 be declared effective at 5:30 p.m. Eastern time on November 9, 2006, or as soon as practicable thereafter.

        In connection with the above request, please be advised that the Company hereby acknowledges the following:

                o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please also be advised that the Company hereby represents and warrants that, for a period of six months from the effectiveness date of the aforementioned Registration Statement, it will not file another Registration Statement with the Commission to register for resale any shares of its capital stock on behalf of any of the selling security holders identified in the aforementioned Registration Statement.



                                Very truly yours,

                                CONECTISYS CORPORATION


                                By: /S/ ROBERT A. SPIGNO
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                                Robert A. Spigno, Chief Executive Officer